Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Amount to be Registered(1)(4)	Proposed Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)(4)

Common Stock, Class B, par value $0.001	1000	$1.00	$1,000	$0.11
Shares of Common Stock, par value $0.001, to be sold by the Company	500,000,000	$0.02	$10,000,000	$1,091.00
Shares of Common Stock , par value $0.001, are held by Certain Selling Stockholders. (3)(5)	5,000,000	$0.02	$100,000	$10.91
Total	505,001,000	$0.02	$10,101,000	$1,102.02

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”) and based on the maximum amount of shares to be offered and includes 1,000 shares of our Class B and Ordinary Common Stock , 500,000,000 shares of our Common Stock to be sold by the Company, and up to 5,000,000 shares of our Common Stock to be sold by a selling stockholder the Company in the offering.

(2)	Offering price per share of $0.02 was based on the average closing price of our common stock on the OTC Pink between January 1, 2023, through December 12, 2023.

(3)	The fee is calculated by multiplying the aggregate offering amount by 0.00010910, pursuant to Section 6(b) of the Securities Act. Although the the filing Fee rate has been changed from $109.10 per million dollars to $147.60 per million dollars, effective October 01, 2023, we used the old calculation because the fees paid back in 2020 or thereabout was based on the then prevailing rate.

(4)	We will not receive any of the proceeds from the sale of common stock by the Selling Security Holders.

(5)	5,000,000 shares are being offered by the Selling Stockholders and bear no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.